Investment Managers Series Trust

235 West Galena Street

Milwaukee, Wisconsin 53212

February 24, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust (the “Trust”)

File Nos. 333-122901 and 811-21719

Request for Withdrawal of Post-Effective Amendment No. 1065

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 1065 under the Securities Act and Amendment No. 1078 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, with respect to the Advisory Research All Cap Value Fund and Advisory Research Strategic Income Fund (the “Funds”), together with all exhibits filed therewith (Accession No. 0001398344-19-023277) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on December 30, 2019 to disclose a change of control of the Funds’ investment advisor. The Amendment is being withdrawn as, effective February 21, 2020, the Funds will reorganize into newly organized series of North Square Investments Trust.

If you have any questions or require further information, do not hesitate to contact Diane Drake at (626) 385-5777.

Sincerely,

/s/CARMEN M. CASTILLO-ANDINO
Carmen M. Castillo-Andino
Investment Managers Series Trust